Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: St. Jude Medical, Inc.

Registration No. 333-212002

Date: October 19, 2016

On October 19, 2016, representatives of Abbott Laboratories held an earnings call. The following is excerpts of the transcript of the call.

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CORPORATE  PARTICIPANTS

Scott Leinenweber Abbott Laboratories - VP of IR Miles

White Abbott Laboratories - Chairman and CEO Brian

Yoor Abbott Laboratories - SVP of Finance and CFO

CONFERENCE  CALL  PARTICIPANTS

Mike Weinstein JPMorgan - Analyst

Glenn Novarro RBC Capital Markets - Analyst

Matt Taylor Barclays Capital - Analyst

Rick Wise Stifel Nicolaus & Company - Analyst

Larry Biegelsen Wells Fargo Securities - Analyst

Jayson Bedford Raymond James & Associates, Inc. - Analyst

PRESENTATION

Operator

Good morning and thank you for standing by. Welcome to Abbott’s third-quarter 2016 earnings conference call.

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Scott Leinenweber - Abbott Laboratories - VP of IR

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As you’ll recall, Abbott issued a press release on April 28, 2016, announcing the transaction with St. Jude Medical, and a related press release on October 18, 2016. Please refer to those releases for additional important information about Abbott, St. Jude, and related matters.

Miles White - Abbott Laboratories - Chairman and CEO

At the same time, we continued to actively and strategically shape our portfolio. In September, we took the next logical step in shaping our medical device business with the announcement that we will sell our medical optics business to J&J. This action is in line with our strategic decision to sharpen our focus on building leadership in cardiovascular devices.

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QUESTIONS  AND  ANSWERS

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Mike Weinstein - JPMorgan - Analyst

Understood. I’m going to just ask a question about 2017. And Miles, I know you are not going to give 2017 guidance, but I just want to think about the framework for it. When we had the call to announce the St. Jude acquisition, and then on the call that you and I had back in June, you talked about the goal of the Company historically of delivering double-digit underlying EPS growth, which is to say that’s 10%; and that the goal for 2017

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would be to try and deliver that. And then on top of it, you get the accretion from the transactions. Obviously we don’t know yet what’s going to happen with Alere, but it looks like St. Jude is on track to close.

If we think about the base business piece of that, given that nutritional is obviously looking weaker than it was six months ago; the device business is looking better, so there’s some pluses and minuses -- is the underlying business on track to deliver 10% next year? And is the right way to think about 2017 the underlying 10%-plus the accretion, or should we back off of the underlying expectations? Thanks.

Miles White - Abbott Laboratories - Chairman and CEO

Well, I’d say, first of all, you’re right. It’s too early to be giving 2017 guidance, or even be able to be precise about it. But I would say, look, the underlying growth does continue to be strong in our businesses.

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So I’d tell you that I see the underlying growth continuing to be strong. Clearly that will have some impact on us. But at this point, I think we’re seeing great growth in our pharmaceutical business. We’re in the midst of preparing to launch a number of new systems and diagnostics. FreeStyle Libre, I’d say, is going gangbusters in Europe, and we’re looking forward to having that in the US shortly.  There’s a lot of new product launch and approval happening, so there’s a lot of drivers of growth here.

And, frankly, I think there’s a lot of growth to be seen in St. Jude as well. So, I remain kind of in the same position.

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If you look at the US -- which I think everybody has become accustomed to ignoring in the numbers -- the US is having a better year than planned, better year than in a long time, and it’s better than solid. So, I think there’s a lot of things happening that offset China to some degree, so I’d caution this way: I’d say, look, we always start the year looking for double-digit earnings growth. And, yes, we will have the addition of St. Jude on top of that. And as you said, Alere remains to be seen.

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Mike Weinstein - JPMorgan - Analyst

Perfect. I’ll let some others jump in. Thank you, Miles.

Operator

Glenn Novarro, RBC Capital.

Glenn Novarro - RBC Capital Markets - Analyst

Miles, two questions on St. Jude. The deal is on track to close by the end of this year. But in the third quarter you had a cyber security report issued. You had St. Jude issue an advisory regarding battery depletion of some of its older [ICs]. I know you’ve been in contact with St. Jude, but maybe talk about what gives you the confidence that these issues will not impact  St. Jude’s business, post- the deal close. And then I had a follow-up.

Miles White - Abbott Laboratories - Chairman and CEO

Well, what I’d tell you so far is I think the St. Jude has handled all this pretty well, pretty thoroughly; and not only in terms of their taking it seriously, their own investigations, the third-party consultants and investigators that they’ve worked with and employed. I have to say they definitely put patient safety and patient credibility and physician credibility and the product performance and so forth, first, and that’s right. And I think they’ve done all the right things. They’ve been in great communication with us.

And based on everything that we know, I don’t see this impacting the close of the deal, or the business long-term. I’ve seen a lot of speculation in the press. And every time there’s a product issue or a hiccup or whatever it may be, everybody wants to run to the headlines and speculate about the deal. I’ll tell you, based on everything I see, this deal is going to close. And determined by the timing of the regulatory approval, it’s probably

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going to close by year end. And I haven’t seen anything to date that would suggest otherwise.

Regarding the performance of the company after that, I’ll tell you honestly, what I’m most anxious for is for their MRI compatible claim to be approved by the FDA in the US. And frankly, if you look at the rest of their businesses, they are all growing at a pretty healthy rate, and particularly overseas. And I think their success overseas has demonstrated that when they do get their MRI compatible claim in the US, that their recovery of share, recovery of growth rate, et cetera, there should be pretty strong.  So, I haven’t changed my expectations about the performance of St. Jude going forward.

And I can probably someday give you my opinion about the current circumstances with the cyber security claims and so forth. But I’ll keep my thoughts to myself right now, and we’ll wait till the deal is closed.

Glenn Novarro - RBC Capital Markets - Analyst

Okay. And just a quick follow-up. St. Jude is going to be accretive to 2017. But your accretion calculations, did it contemplate the divestitures that you just announced to Terumo? Thanks.

Miles White - Abbott Laboratories - Chairman and CEO

Yes; in a fashion, Glenn, it has.

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Operator

Matt Taylor, Barclays.

Matt Taylor - Barclays Capital - Analyst

I wanted to focus a little bit on the core business. We already talked about nutrition, but maybe you could just discuss some updated thoughts on how you think the diagnostics business at Abbott could perform over the next few periods of the Alinity launch. And how things are going in medical devices, and some specifics on Absorb and MitraClip and other moving parts there.

Miles White - Abbott Laboratories - Chairman and CEO

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With regard to medical devices, also pleased. I can start at the top. Let me mention in medical optics, where I think the cadence of new products and the performance of that R&D team has been exceptional, and particularly even recently with the launch of the Symfony intraocular lenses.

And a while we have made a deal to sell that business to J&J, we sell it in great shape with great products, great technology. They are gaining share in the cataract and intraocular lens business. I’m really pleased with what the team has been able to do there, and I think the business will be in a strategically great home at J&J.

We think we got fair value for the business, and we’re working on the integration transition of that to J&J. But I think they’ve been innovative. They’ve had a great cadence of new product development over time. I realize that that’s mostly to the benefit now of J&J’s shareholders. But the point is, across our businesses we’re seeing productivity out of our R&D and new product development like we’ve never seen before.

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Our medical device business will certainly be enhanced by the addition of St. Jude. But at the same time, I think there’s a lot of good things happening in our vascular business. MitraClip is going well. Supera is going well. We continue to do well in our stent business in what is otherwise not a growth business. We still remain the world leader in that category, and Absorb has been licensed and launched in the United States.

So, I think across the board in diagnostics and devices, without exception, even including AMO, all these businesses have shown, in the last few years, real progress, real progress. Tangible progress in R&D, in innovation, in development, and meeting their timelines in a disciplined  fashion, bringing new products to market.

And we’re seeing all that roll out now and over the next couple of years. And frankly, I think it will be sustained after that. Now, having said that, I expect the same out of our St. Jude piece, and I think there’s nothing but good there. So we are pretty bullish about.

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Scott Leinenweber - Abbott Laboratories - VP of IR

Thank you, Operator, and thank you for all of your questions. And that concludes Abbott’s conference call. A replay of this call will be available after 11 AM Central Time today on Abbott’s Investor Relations website at abbottinvestor.com; and after 11 AM Central Time via telephone at 404-537-3406, passcode 79624675. The audio replay will be available until 4 PM Central Time on Wednesday, November 2. Thank you for joining us today.

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Important Additional Information

In connection with the proposed transaction, Abbott has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement was declared effective on September 26, 2016, and the definitive proxy statement/final prospectus was first mailed to St. Jude Medical shareholders of record as of September 16, 2016 on or about September 26, 2016. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus, and to carefully read other relevant documents filed with the SEC in their entirety when they become available, because they will contain important information. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Abbott or St. Jude Medical as described in the paragraphs below.

The documents filed by Abbott with the SEC may be obtained free of charge at Abbott’s website at www.abbott.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention: Investor Relations, or by telephone at (224) 667-8945.

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The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical’s website at www.sjm.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117. Attention: Investor Relations, or by telephone at (651) 756-4347.

Participants in the Solicitation

St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement filed with the SEC by St. Jude Medical on September 26, 2016 and the final prospectus filed with the SEC by Abbott on September 26, 2016. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement filed with the SEC on September 26, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Private Securities Litigation Reform Act of 1995

Caution Concerning Forward-Looking Statements

Some statements in this transcript may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical’s operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical’s business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,’’ in each of Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Jan. 2, 2016, respectively, and under the heading “Risk Factors” in Abbott’s Quarterly Report on Form 10-Q for the six months ended June 30, 2016, and are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

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